THE LAW OFFICE OF CONRAD C. LYSIAK, P.S.
601 West First Avenue, Suite 903
Spokane, Washington 99201
(509) 624-1475
FAX: (509) 747-1770
EMAIL: cclysiak@lysiaklaw.com

April 5, 2010

Mr. H. Christopher Owings
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-3561

RE:	Eastern World Solutions, Inc.
Form S-1 Registration Statement
File No. 333-164490

Dear Mr. Owings:

In response to your letter of comments dated February 18, 2010, please be advised as follows:

General

1.  Again, Eastern World Solutions, Inc. is not a blank check corporation.   Section 7(b)(3) of the Securities Act of 1933, as amended (the “Act”) defines the term “blank check company” to mean, any development stage company that is issuing a penny stock that, “(A) has no specific plan or purpose, or (B) has indicated that its business plan is to merge with an unidentified company or companies.”

Eastern World Solutions, Inc. has a specific plan and purpose.  Its business purpose is to sell skiwear.  Its specific plan is the same.   In fact in Securities Act Release No. 6932 which adopted rules relating to blank check offerings, the Commission stated in II DISCUSSION OF THE RULES, A. Scope of Rule 419, that, “Rule 419 does not apply to offerings by small businesses ... where a detailed plan of business is developed....  Likewise, start-up companies with specific business plans are not subject to Rule 419, even if operations have not commenced at the time of the offering.”   If start-up companies were subject to Rule 419, all start-up businesses, would be considered blank check companies.

Further, Eastern World Solutions, Inc. has not indicated in any manner whatsoever, that is plans to merge with an unidentified company or companies.  Its plan, again, is to sell skiwear to the public.

Accordingly, Eastern World Solutions, Inc. not a blank check corporation as defined in section 7(b)(3) of the Act and is not subject to the provisions or Rule 419 of the Act.

Mr. H. Christopher Owings
Assistant Director
Securities and Exchange Commission
RE:	Eastern World Solutions, Inc.
Form S-1 Registration Statement
File No. 333-164490
April 5, 2010
Page 2

Its appears that because Mr. Miller was an officer of one company that changed it business purpose when the original business was not successful, you have conclude that all companies he may be associated with are blank check companies.  The foregoing logic is flawed.  It is important to remember that officers and directors have fiduciary duties to the shareholders of companies they represent.  If the original business is unsuccessful, the officers and directors can not merely cease functioning.  They must move ahead to do what is in the best interest of the shareholders.  If that means changing business purposes, then that is what must be done.  By changing business purposes, the entity itself had a second life and the shareholders a second chance for success in their investment.

As a matter of law, Eastern World is not a blank check.

Mr. Miller has advised me that while Venditio Capital was originally conceived as a company that would assist other companies in going public, that plan was abandoned.  In fact, Venditio Capital never assisted any companies in going public or assisted in any reverse acquisitions.  Further, Eastern World is not Venditio Capital.  Even if Venditio Capital were engaged in assisting companies looking for a shell, which it is not, that business has nothing whatsoever to do with Eastern World Solutions.   Eastern World, as a matter of law, cannot be categorized as a “blank check” company merely because of actions of Venditio Capital or Sino Charter Inc.  Further, Mr. Miller has advised me that all web pages referring to Venditio have been removed from the Internet.

Risk Factors

2.   The penultimate sentence has been deleted.

3.  The clarification and disclosure requested has been provided.

4.  The response to comment 7 of your letter dated February 18, 2010 has been included in the Use of Proceeds section.

Use of Proceeds

5. The disclosure requested has been provided.

Dilution

6.  Bullet points 2 and 3 have been revised as requested.  Bullet point number one has not been revised.  It is correct as filed.

Mr. H. Christopher Owings
Assistant Director
Securities and Exchange Commission
RE:	Eastern World Solutions, Inc.
Form S-1 Registration Statement
File No. 333-164490
April 5, 2010
Page 3

Background of our sole officer and director.

7.  The information requested has been deleted.

8.  The information has been updated to comply with amendments to Item 401 of Regulation S-K that are effective February 28, 2010.

Certain Transactions

9.  The language has been removed from “Litigation” and placed under “Certain Transactions”.

Note 7

10.  Note 7 has been revised.

Yours truly,

The Law Office of Conrad C. Lysiak, P.S.

BY:	CONRAD C. LYSIAK
Conrad C. Lysiak

CCL:jtl

cc: Eastern World Solutions, Inc.